ACQUISITION OF QUEST CALIFORNIA TAX-EXEMPT FUND

On November 24, 1995, Oppenheimer California Tax-Exempt Fund acquired all of the net assets of Quest California Tax-Exempt Fund, pursuant to an Agreement and Plan of Reorganization approved by the Quest California Tax-Exempt Fund share-holders on November 16, 1995. The Fund issued 1,757,314 shares of beneficial interest, valued at $18,451,796, in exchange for the net assets, resulting in combined net assets of $319,511,243 on November 24, 1995. The net assets acquired included net unrealized appreciation of $602,361. The exchange was tax-free.